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Exhibit 3

130 Adelaide Street West Suite 2116 Toronto, Ontario Canada M5H 3P5

News Release — August 12, 2010	TSX: PDL
10-20-NAP	NYSE Amex: PAL

North American Palladium Announces Second Quarter 2010 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario — North American Palladium Ltd. ("NAP" or the "Company") today announced financial results and operational updates for the second quarter ended June 30, 2010.

"During the second quarter, we accomplished several objectives to advance NAP's strategic goals," said William J. Biggar, President and CEO. "Most importantly, we completed the restart of our flagship Lac des Iles ("LDI") palladium mine, which at quarter end was operating at its targeted production rate. We also completed an updated resource estimate that achieved our goal of increasing the resource grade of the Offset Zone. And this year's drill program to date has successfully extended the Roby and Offset zones while encountering very positive results throughout the Offset Zone."

Mr. Biggar added: "While disappointed that the ramp up at our Sleeping Giant gold mine has been slower than anticipated, I remain confident in the mine's long-term prospects for value creation in our gold division. We have been working to mitigate the grade and tonnage issues at Sleeping Giant, and we continue to expect to produce 50,000 ounces of gold in 2011."

Highlights

  •
  Produced 27,839 ounces of palladium, cash costs were US$304 per ounce;

  •
  Updated resource estimate for Offset Zone, increasing the indicated resource grade by 25% to 6.29 g/t Pd;

  •
  Extended the Roby and Offset zones with exploration drilling;

  •
  Updated reserves and resources for the gold division, which nearly doubled the mineral resources at Sleeping Giant, and included a first-time mineral resource estimate for the Flordin property;

  •
  Completed a $100 million equity financing;

  •
  Acquired the Vezza gold project in the Abitibi region of Quebec; and

  •
  Established a $30 million operating line of credit with the Bank of Nova Scotia.

Financial Results

With the restart of the LDI mine, revenue after pricing adjustments for the quarter ended June 30, 2010 increased to $21.2 million compared to a negative $1.3 million in the same quarter last year. Revenue was $16.1 million from LDI, and $5.1 million from Sleeping Giant.

Income from mining operations excluding amortization amounted to $2.1 million for the quarter ended June 30, 2010, compared to negative $4.1 million in the same quarter last year. LDI contributed $3.5 million and Sleeping Giant negative $1.4 million.

The net loss for the quarter ended June 30, 2010 was $11.6 million or $0.08 per share compared to $9.8 million or $0.11 per share in the same quarter last year.

Cash used in operations for the quarter ended June 30, 2010 was $18.4 million, a decline of $29.9 million over the second quarter in 2009, as the Company invested in working capital at its LDI mine and funded its exploration programs. Cash provided by operations was $11.5 million in the same quarter last year.

Before changes in non-cash working capital, NAP used cash in operating activities of $5.8 million for the quarter ended June 30, 2010, or $0.04 per share,* as compared to $9.9 million, before changes in non-cash working capital, or $0.11 per share,* for the quarter ended June 30, 2009.

Net working capital as at June 30, 2010 was $168.2 million (including cash and cash equivalents and short-term investments of $148.5 million), compared to $114.5 million as at December 31, 2009.

During the quarter, the Company raised $100 million through the issuance of 20 million units at a price of $5.00 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire an additional common share at a price of C$6.50 prior to October 28, 2011. The proceeds from the equity financing are to be used primarily to fund the development of the Offset Zone.

Subsequent to quarter end, the Company established a $30 million operating line of credit with the Bank of Nova Scotia for a one year term with an option to extend to 2012.

"During the quarter we took steps to strengthen our balance sheet in order to facilitate the funding of the development of the Offset Zone," said Jeffrey A. Swinoga, Vice President, Finance and CFO. "NAP continues to have a strong balance sheet with approximately $150 million in cash and no long term debt, which gives us the flexibility to pursue our development and exploration activities."

NAP's consolidated financial statements for the second quarter ended June 30, 2010 are available in the Appendix of this news release. Certain prior period amounts have been reclassified to conform to the presentation adopted in 2009. These financial statements should be read in conjunction with the notes and management's discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

* Non-GAAP measure. Please refer to Non-GAAP Measures in the MD&A.

Operational Updates

Lac des Iles Palladium Mine

In the second quarter, during which production was ramping up following the restart in April, the LDI mine produced 27,839 ounces of palladium, at total cash costs of US$304 per ounce, net of by-product metal revenues. The average palladium head grade was 5.78 grams per tonne, with palladium recovery of 79.4%. The production forecast for the second half of 2010 is 70,000 ounces at cash costs in the range of US$325 to US$350 per ounce.

The ramp development from the Roby Zone into the Offset Zone is progressing well, currently completed down to the 4,827 level of the mine at the top of the Offset Zone (approximately 2,100 feet below surface). Once completed, it will provide a platform for exploration and to raisebore the Offset Zone shaft to surface. The completion of the preliminary economic assessment (also known as the Scoping Study) on the Offset Zone is on schedule to be released later this month.

LDI's substantial 53,000-metre 2010 exploration program is ongoing, focused on expanding the size of the Offset and Roby zones, increasing the grade of the Offset Zone mineralization, exploring surface areas, as well as facilitating mine development planning. As reported on June 7, the positive results from the first tranche of the 2010 drill campaign extended the Roby and Offset zones and encountered very encouraging results throughout the Offset Zone. Management continues to believe there is considerable exploration upside at LDI. The Company plans to drill an additional 10 holes to follow the Roby Zone at depth and north and further drilling will continue to follow the upward extension of the Offset Zone.

During the second quarter, the Company signed an option agreement for the Lac Legris property, located south east of LDI and known to have PGE potential. Under the agreement, NAP can acquire a 100% interest in the property. The property is at a preliminary exploration stage, with surface mapping, trenching and sampling planned in the third quarter of 2010, and diamond drilling to commence in the fourth quarter of 2010.

Sleeping Giant Gold Mine

For the quarter ended June 30, 2010, 4,237 ounces of gold were produced at total cash costs of US$1,545 per ounce. The average gold grade for the quarter was 5.71 grams per tonne, considerably below the average grade of 9.3 grams per tonne, with gold recovery of 95.4%. For the six months ended, Sleeping Giant has produced 9,100 ounces of gold at an average head grade of 5.67 grams per tonne, at total cash cost per ounce of US$1,507.

Since commencing operations at the Sleeping Giant mine, mining activities have been confined to zones mined by the previous owner. The ramp up to steady-state production in these zones has proceeded at a slower pace than expected as the tonnes and grades were not in line with initial expectations. New higher grade zones are currently under development in preparation for 2011 production.

A long-term solution is expected to be in place by year-end, once the Company's development team has completed a 200-metre shaft deepening. This will allow the Company to access new stopes in zones that have historically provided good tonnage and higher grade feed for the mill.

For the balance of 2010, a number of measures have been implemented to manage these ramp-up issues. Tighter infill drilling is now being conducted to better manage grade control issues. Shrinkage and long-hole stopes are being favoured over room and pillar stopes, due to the certainty over grade and tonnage recovered. The Company will continue to adjust its mine plan and methods in order to optimize operations.

In light of the challenges experienced in the existing mine workings, the Company will not meet its guidance of achieving steady-state production in 2010. Based on current information, the Company is targeting to produce 50,000 ounces of gold in 2011.

The extensional drill program conducted in the latter half 2009 resulted in additional resources both below and adjacent to the current mine workings. Exploration at the mine is ongoing, comprised of 30,000 metres of underground extensional drilling in 2010 with a goal to define and extend the zones with the current mine and at depth. Exploration at NAP's other gold assets is also ongoing, including surface drilling at Dormex and Discovery, and an infill drill campaign at Flordin.

NAP acquired the Vezza gold project from Agnico-Eagle Mines Ltd. for $10 million, comprised of $3.5 million in cash and $6.5 million in shares. The Vezza project is an advanced-stage exploration project with the potential to produce 40,000 to 50,000 ounces of gold per year over a 7-9 year mine life. Situated just 80 kilometres by paved road from Sleeping Giant, it can potentially be a source for future production for the underutilized Sleeping Giant mill. The Company has started the permitting process to have the shaft and underground drifts dewatered in order to conduct surface and underground diamond drilling in the third and fourth quarters of 2010.

Outlook

The global economy continues to recover from the effects of the credit crisis. Vehicle sales are returning to their historical norms in mature economies, and remain strong in China, India and Brazil — the emerging economies that will lead the growth in the global automobile market. With the auto sector accounting for more than half of palladium fabrication demand (for the use of catalytic converters), the growing global vehicle production and tightening emission standards are expected to bode well for the price of palladium. Independent forecasters expect palladium prices will rise in the near term and average over US$500 next year.

During the second quarter of 2010, spot palladium prices averaged US$493 per ounce, and US$467 for the first half of the year. The recent price recovery can be attributed to investment demand, strong fabrication demand and constrained supply. As well, while palladium has the fundamental underpinning of an industrial metal, it is increasingly behaving like a precious metal with rising investment and jewelry demand.

NAP is well positioned to benefit from the forecasted rise in the price of palladium as the Company plans to significantly increase its production by developing and mining the Offset Zone. The Scoping Study that will be released later this month will provide more detailed information about the potential and economics of the Offset Zone.

Management believes it is delivering on its vision to create a diversified mid-tier precious metals company, and has made progress in achieving many of the strategic initiatives that were outlined for 2010. The Company's renewed commitment to exploration is yielding results at the LDI mine and investments in the Abitibi region of Quebec are consistent with NAP's goal of becoming a 250,000 ounce annual producer of gold.

For the remainder of the year, management intends to focus on:

  •
  Growing production and improving operating costs at LDI and improving operations at Sleeping Giant;

  •
  Completing the Scoping Study for the Offset Zone, to be available in mid-August;

  •
  Completing the development of the 1,500-metre ramp at the Offset Zone, and deepening Sleeping Giant's mine shaft by 200 metres, both expected to be completed by the end of the year;

  •
  Pursuing a significant exploration program aimed at increasing reserves and resources at LDI and in the gold division; and

  •
  Determining expansion plans for NAP's gold assets.

Conference Call and Webcast

The details for the conference call and webcast are as follows:

Date:	Friday, August 13, 2010
Time:	3:00 p.m. ET
Webcast:	www.nap.com
Dial in:	416-695-6623 or 800-565-0813
Replay:	416-695-5800 or 800-408-3053 (Passcode: 5486666)

The conference call replay will be available until midnight on August 27, 2010. An archived audio webcast of the call will also be posted to NAP's website.

About North American Palladium

NAP is a Canadian precious metals company focused on the production of palladium and gold in mining-friendly jurisdictions. Lac des Iles, the Company's flagship mine, is one of North America's two primary palladium producers. Located approximately 85 kilometres northwest of Thunder Bay, Ontario, Lac des Iles has produced palladium since 1993. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both the Lac des Iles and Sleeping Giant mines, and is pursuing a significant exploration program aimed at increasing its reserves and resources in those areas. NAP trades on the TSX under the symbol PDL and on the NYSE Amex under the symbol PAL.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7971 Ext. 226
Email: camilla@nap.com

Cautionary Statement on Forward Looking Information
Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that operations at the Lac des Iles and Sleeping Giant mines may not proceed as planned, that other properties can be successfully developed, and that metal prices, foreign exchange assumptions and operating costs may differ from management's expectations. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. For more details on these estimates, risks, assumptions and factors, see the Company's most recent Form 40-F/Annual

Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

	June 30 2010	December 31 2009
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$148,530	$98,255
Accounts receivable	14,348	—
Taxes receivable	215	204
Inventories	24,795	25,306
Other assets	2,531	2,495

	190,419	126,260
Mining interests	92,342	82,448
Reclamation deposits	10,508	10,503

Total Assets	$293,269	$219,211

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$16,990	$11,195
Current portion of obligations under capital leases	1,498	558
Future income tax liability	3,726	—

	22,214	11,753
Taxes payable	936	1,573
Asset retirement obligations	13,209	12,921
Obligations under capital leases	1,806	576
Future mining tax liability	651	127

Total Liabilities	38,816	26,950
Shareholders' Equity
Common share capital and purchase warrants	664,360	583,089
Stock options	3,337	2,704
Contributed surplus	26,080	19,608
Deficit	(439,324)	(413,140)

Total shareholders' equity	254,453	192,261

	$293,269	$219,211

Consolidated Statements of Operations,
Comprehensive Loss and Deficit
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Revenue — before pricing adjustments	$21,680	$—	$29,610	$—
Pricing adjustments:
Commodities	(666)	373	(666)	4,602
Foreign exchange	201	(1,651)	201	(585)

Revenue — after pricing adjustments	$21,215	$(1,278)	$29,145	$4,017

Operating expenses
Production costs	16,650	—	32,701	—
Care and maintenance costs	—	3,050	—	6,266
Inventory pricing adjustment	388	(307)	388	(2,995)
Smelter treatment, refining and freight costs	1,176	12	1,194	78
Royalty expense (recovery)	745	(64)	745	201
Amortization	6,069	52	8,081	102
Loss on disposal of equipment	8	—	17	—
Asset retirement obligation accretion	144	95	288	189

Total operating expenses	25,180	2,838	43,414	3,841

Income (loss) from mining operations	(3,965)	(4,116)	(14,269)	176

Other expenses (income)
General and administration	2,594	2,222	5,307	4,269
Exploration	6,421	3,916	10,586	6,324
Interest and other income	(51)	(1,200)	(65)	(1,340)
Foreign exchange loss (gain)	6	752	(7)	382

Total other expenses	8,970	5,690	15,821	9,635

Loss before taxes	(12,935)	(9,806)	(30,090)	(9,459)
Income and mining tax recovery	(1,375)	—	(3,906)	—

Net loss and comprehensive loss for the period	(11,560)	(9,806)	(26,184)	(9,459)
Deficit, beginning of period	(427,764)	(382,779)	(413,140)	(383,126)

Deficit, end of period	$(439,324)	$(392,585)	$(439,324)	$(392,585)

Net loss per share
Basic and diluted	$(0.08)	$(0.11)	$(0.19)	$(0.11)

Weighted average number of shares outstanding
Basic and diluted	141,280,348	92,736,944	134,381,303	89,760,259

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Cash provided by (used in)
Operations
Net loss for the period	$(11,560)	$(9,806)	$(26,184)	$(9,459)
Operating items not involving cash
Future income tax recovery	(834)	—	(2,917)	—
Amortization	6,069	52	8,081	102
Stock based compensation and employee benefits	458	357	812	780
Accrued interest and accretion on convertible debentures	—	(359)		(359)
Asset retirement obligation accretion	144	95	288	189
Future mining tax recovery	(76)	—	(183)	—
Unrealized foreign exchange loss (gain)	6	(208)	—	(87)
Other	4	6	12	11

	(5,789)	(9,863)	(20,091)	(8,823)
Changes in non-cash working capital	(12,644)	21,327	(8,514)	34,742

	(18,433)	11,464	(28,605)	25,919

Financing Activities
Issuance of common shares and warrants, net of issue costs	94,174	—	94,207	—
Repayment of senior credit facilities	—	(1,667)	—	(3,426)
Repayment of obligations under capital leases	(478)	(527)	(725)	(1,096)

	93,696	(2,194)	93,482	(4,522)

Investing Activities
Investment and advances to Cadiscor Resources Inc.	—	6,365	—	(1,135)
Additions to mining interests	(10,146)	(1,898)	(14,633)	(2,108)
Proceeds on disposal of mining interests	26	—	31	—

	(10,120)	4,467	(14,602)	(3,243)

Increase in cash and cash equivalents	65,143	13,737	50,275	18,154
Cash and cash equivalents, beginning of period	83,387	47,485	98,255	43,068

Cash and cash equivalents, end of period	$148,530	$61,222	$148,530	$61,222

Cash and cash equivalents consisting of:
Cash	$148,530	$40,765	$148,530	$40,765
Short-term investments	—	20,457	—	20,457

	$148,530	$61,222	$148,530	$61,222

Consolidated Statements of Shareholders' Equity
(expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2009	127,383,051	$572,505	$—	$2,704	$10,584	$19,608	$(413,140)	$192,261
Common shares issued/issuable:
Pursuant to 2010 unit offering, net of issue costs	20,000,000	89,756	—	—	4,418	—	—	94,174
Tax effect of flow-through shares	—	(5,050)	—	—	—	—	—	(5,050)
Warrants expired:
Pursuant to convertible notes	—	—	—	—	(8,038)	6,445	—	(1,593)
Stock options issued:
Stock options exercised	24,750	33	—	—	—	—	—	33
Fair value of stock options exercised	—	34	—	(34)	—	—	—	—
Fair value of stock options cancelled	—	—	—	(27)	—	27	—	—
Stock-based compensation expense	28,593	118	—	694	—	—	—	812
Net loss for the six months ended June 30, 2010	—	—	—	—	—	—	(26,184)	(26,184)

Balance, June 30, 2010	147,436,394	$657,396	$—	$3,337	$6,964	$26,080	$(439,324)	$254,453

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$12,336	$(383,126)	$116,901
Common shares issued/issuable:
On acquisition of Cadiscor	14,457,685	27,325	—	—	—	—	—	27,325
Pursuant to conversion of convertible debenture	2,457,446	4,644	—	—	—	—	—	4,644
For principal repayments on convertible notes payable	1,486,900	2,062	(2,062)	—	—	—	—	—
For interest payments on convertible notes payable	14,738	18	(18)	—	—	—	—	—
Warrants issued:
On acquisition of Cadiscor	—	—	—	—	1,168	—	—	1,168
Stock options issued:
On acquisition of Cadiscor	—	—	—	1,014	—	—	—	1,014
Stock-based compensation expense	170,225	330	—	450	—	—	—	780
Net loss for the six months ended June 30, 2009	—	—	—	—	—	—	(9,459)	(9,459)

Balance, June 30, 2009	103,745,969	$503,593	$—	$3,769	$15,260	$12,336	$(392,585)	$142,373
Common shares issued/issuable:
Pursuant to 2009 unit offering, net of issue costs	18,400,000	51,333	—	—	—	—	—	51,333
Private placement of flow-through shares (net)	4,000,000	14,077	—	—	—	—	—	14,077
Warrants issued:
Pursuant to 2009 unit offering, net of issue costs	—	—	—	—	2,243	—	—	2,243
Warrants exercised	1,115,997	3,167	—	—	(866)	—	—	2,301
Warrants expired:
Pursuant to 2007 unit offering	—	—	—	—	(6,053)	6,053	—	—
Stock options issued:
Stock options exercised	85,800	113	—	—	—	—	—	113
Fair value of stock options exercised	—	119	—	(119)	—	—	—	—
Fair value of stock options cancelled	—	—	—	(1,301)	—	1,219	—	(82)
Stock-based compensation expense	35,285	103	—	355	—	—	—	458
Net loss for the year ended December 31, 2009	—	—	—	—	—	—	(20,555)	(20,555)

Balance, December 31, 2009	127,383,051	$572,505	$—	$2,704	$10,584	$19,608	$(413,140)	$192,261

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  Exhibit 3
North American Palladium Announces Second Quarter 2010 Results